

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

May 5, 2017

<u>Via E-mail</u>
Gary J. Haire
Executive Vice President & Chief Financial Officer
Integer Holdings Corporation
2595 Dallas Parkway, Suite 310
Frisco, Texas 75034

>   **Re: Integer Holdings Corporation**
>   **Form 10-K for the Fiscal Year Ended December 30, 2016**
>   **Filed February 28, 2017**
>   **File No. 001-16137**

Dear Mr. Haire:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Martin James
>
>   Martin James
>   Senior Assistant Chief Accountant
>   Office of Electronics and Machinery